SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549

                                 ------------------

                                    SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (AMENDMENT NO. 2)*


                        RODMAN & RENSHAW CAPITAL GROUP, INC.
                                  (Name of Issuer)


                       COMMON STOCK, $.09 PAR VALUE PER SHARE
                           (Title of Class of Securities)


                                     774877 10 4
                                   (CUSIP Number)


                           LIC. JORGE ANTONIO GARCIA GARZA
                        ABACO GRUPO FINANCIERO, S.A. DE C.V.
                             AVE. SAN JERONIMO 999 PTE.
                                COLONIA SAN JERONIMO
                            MONTERREY, N.L. MEXICO  64640
                                  011-52-8-399-6121
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                  JANUARY 31, 1997
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                     -----------------------------
CUSIP No. 774877 10 4                    13D       Page 2 of 21 Pages
-----------------------------                     -----------------------------


1          NAME OF REPORTING PERSONS
           S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Abaco Grupo Financiero, S.A. de C.V.
           I.R.S. Identification No.: None
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                       (b) |_|
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           AF, WC
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    |_|
           IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United Mexican States
-------------------------------------------------------------------------------

                 7          SOLE VOTING POWER                   0
   NUMBER OF
    SHARES
 BENEFICIALLY    --------------------------------------------------------------
   OWNED BY
     EACH
   REPORTING     8          SHARED VOTING POWER                 4,625,788*
    PERSON
      WITH

               ----------------------------------------------------------------
                 9          SOLE DISPOSITIVE POWER              0

                ---------------------------------------------------------------
                 10         SHARED DISPOSITIVE POWER            4,625,788*

-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,625,788 shares of common stock
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                       |_|
           (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           69.6%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           HC, CO
-------------------------------------------------------------------------------

* Pursuant to the terms of the Certificate of Designations of Rights, Preferences, Privileges and Restrictions of Series E Non-Voting Convertible Preferred Stock of the Company, upon conversion, the number of shares beneficially owned by such Reporting Person may increase by up to 33,333,333 shares of Common Stock.

-----------------------------                          ------------------------
CUSIP No. 774877 10 4                    13D            Page 3 of 21 Pages
-----------------------------                          ------------------------


-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Abaco Casa de Bolsa, S.A. de C.V., Abaco Grupo Financiero
           I.R.S. Identification No.: None
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                       (b) |_|
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           AF, WC
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    |_|
           IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United Mexican States
-------------------------------------------------------------------------------

                 7          SOLE VOTING POWER                   0
   NUMBER OF
    SHARES
 BENEFICIALLY    --------------------------------------------------------------
   OWNED BY
     EACH
   REPORTING     8          SHARED VOTING POWER                 4,625,788*
    PERSON
      WITH

               ----------------------------------------------------------------
                 9          SOLE DISPOSITIVE POWER              0

                ---------------------------------------------------------------
                 10         SHARED DISPOSITIVE POWER            4,625,788*

-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,625,788 shares of common stock
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                       |_|
           (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           69.6%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           HC, CO
-------------------------------------------------------------------------------

* Pursuant to the terms of the Certificate of Designations of Rights, Preferences, Privileges and Restrictions of Series E Non-Voting Convertible Preferred Stock of the Company, upon conversion, the number of shares beneficially owned by such Reporting Person may increase by up to 33,333,333 shares of Common Stock.

-----------------------------                          ------------------------
CUSIP No. 774877 10 4                    13D            Page 4 of 21 Pages
-----------------------------                          ------------------------

-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           R & R Capital Holdings, Inc.
           I.R.S. Identification No.:  98-0165688
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                       (b) |_|
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           AF
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    |_|
           IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           State of Delaware
-------------------------------------------------------------------------------

                 7          SOLE VOTING POWER                   0
   NUMBER OF
    SHARES
 BENEFICIALLY    --------------------------------------------------------------
   OWNED BY
     EACH
   REPORTING     8          SHARED VOTING POWER                 4,625,788*
    PERSON
      WITH

               ----------------------------------------------------------------
                 9          SOLE DISPOSITIVE POWER              0

                ---------------------------------------------------------------
                 10         SHARED DISPOSITIVE POWER            4,625,788*

-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,625,788 shares of common stock
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                       |_|
           (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           69.6%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           HC, CO
-------------------------------------------------------------------------------

* Pursuant to the terms of the Certificate of Designations of Rights, Preferences, Privileges and Restrictions of Series E Non-Voting Convertible Preferred Stock of the Company, upon conversion, the number of shares beneficially owned by such Reporting Person may increase by up to 33,333,333 shares of Common Stock.

-----------------------------                          ------------------------
CUSIP No. 774877 10 4                    13D            Page 5 of 21 Pages
-----------------------------                          ------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           R & R Capital Acquisition Corp.
           I.R.S. Identification No.:  98-0165700
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                       (b) |_|
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           AF
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    |_|
           IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           State of Delaware
-------------------------------------------------------------------------------

                 7          SOLE VOTING POWER                   0
   NUMBER OF
    SHARES
 BENEFICIALLY    --------------------------------------------------------------
   OWNED BY
     EACH
   REPORTING     8          SHARED VOTING POWER                 4,625,788*
    PERSON
      WITH

               ----------------------------------------------------------------
                 9          SOLE DISPOSITIVE POWER              0

                ---------------------------------------------------------------
                 10         SHARED DISPOSITIVE POWER            4,625,788*

-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,625,788 shares of common stock
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                       |_|
           (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           69.6%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           HC, CO
-------------------------------------------------------------------------------

* Pursuant to the terms of the Certificate of Designations of Rights, Preferences, Privileges and Restrictions of Series E Non-Voting Convertible Preferred Stock of the Company, upon conversion, the number of shares beneficially owned by such Reporting Person may increase by up to 33,333,333 shares of Common Stock.

     This Amendment No. 2 amends and supplements the Statement on Schedule 13D, as previously amended (the "Schedule 13D"), relating to the common stock, $.09 par value per share (the "Common Stock"), of Rodman & Renshaw Capital Group, Inc., a Delaware corporation (the "Company"), previously filed by Abaco Grupo Financiero, S.A. de C.V. ("Parent") and Abaco Casa de Bolsa, S.A. de C.V., Abaco Grupo Financiero ("Abaco"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 13D.


ITEM 1. SECURITY AND ISSUER.

     This  Amendment  No. 2 relates  to the  Common  Stock of the  Company.  The
Company's principal executive office is located at Two World Financial Center, Tower B, 30th Floor, New York, New York 10281.


ITEM 2. IDENTITY AND BACKGROUND.

      (a-c) Parent is a Mexican corporation with its principal office located at Ave. San Jeronimo 999 Pte., Colonia San Jeronimo, Monterrey, N.L., Mexico 64640. It is a financial services holding company whose principal subsidiaries are Abaco and Confia, S.A., Institucion de Basca Multiple, Abaco Grupo Financiero. Parent's other material subsidiaries provide leasing, automobile financing and casualty insurance services. Parent's shares of capital stock are traded on Bolsa Mexicana de Valores (the Mexican Stock Exchange) under the symbols:
ABACOGF (for Parent's class A shares) and ABACOGF B (for Parent's class B shares).

      Abaco is a Mexican corporation, 99.99% of whose outstanding shares are owned by Parent. Abaco provides brokerage, asset management, money market, investment banking, investment advisory and other related services through eight offices located in Monterrey, Guadalajara, Queretaro, San Luis Potosi, Leon and Mexico City in Mexico. Its principal office is located at Montes Rocallosos 505 Sur, Residencial San Agustin, Garza Garcia, N.L., Mexico 66260.

      R & R Capital Holdings, Inc., a Delaware corporation ("Holdings"), is a wholly-owned subsidiary of Abaco with its principal office located at Ave. San Jeronimo 999 Pte., Colonia San Jeronimo, Monterrey, N.L., Mexico 64640. It is an intermediate holding company whose principal subsidiary is R & R Capital Acquisition Sub.

      R & R Capital Acquisition Sub is a Delaware corporation ("Acquisition Sub") whose principal office is located at Ave. San Jeronimo 999 Pte., Colonia San Jeronimo, Monterrey, N.L., Mexico 64640. Acquisition Sub is a wholly-owned subsidiary of Holdings which has been formed for the purpose of holding shares of Common Stock and merging with the Company.

      Attached to this Amendment No. 2 as Schedule A is a list of the executive officers and directors of Parent, Abaco, Holdings and Acquisition Sub (including the name, principal business and address of any corporation or other organization with which such individual is employed, and his or her citizenship).

      (d-e) During the last five years, neither Parent, Abaco, Holdings or Acquisition Sub nor, to the knowledge of Parent, Abaco, Holdings and Acquisition Sub, any of the executive officers or directors of any of such entities (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Abaco currently owns 4,625,788 issued and outstanding shares of the Company's Common Stock, which represents 69.6% of the issued and outstanding shares of Common Stock, and all of the issued and outstanding shares of Preferred Stock, consisting of 50 issued and outstanding shares of Series B Non-Voting Convertible Preferred Stock, $.01 par value per share (the "Series B Stock"), 50 issued and outstanding shares of Series C Non-Voting Convertible Preferred Stock, $.01 par value per share (the "Series C Stock"), 45 issued and outstanding shares of Series D Non-Voting Convertible Preferred Stock, $.01 par value per share (the "Series D Stock") and 30 issued and outstanding shares of Series E Non-Voting Convertible Preferred Stock, $.01 par value per share (the "Series E Stock," and, together with the Series B Stock, the Series C Stock and Series D Stock, the "Preferred Stock").

     Abaco intends to contribute to the capital of Holdings all of the shares of Common Stock and Preferred Stock owned by it. Holdings, in turn, intends to contribute such shares to the capital of Acquisition Sub. Acquisition Sub intends to obtain at least 90% of the issued and outstanding shares of Common Stock ("90% Ownership") by converting 12 shares of the Series E Stock into approximately 13,333,333 shares of Common Stock in accordance with the terms applicable to the Series E Stock. A copy of the Certificate of Designations, Rights, Preferences, Privileges and Restrictions of the Series E Stock is attached as Annex 3 to the Notice and Information Statement filed on
Schedule 14C, which is incorporated herein by reference as Exhibit 12. Following this conversion, Acquisition Sub will hold approximately 89.9% of the issued and outstanding shares of Common Stock. Since the Company does not have a sufficient number of shares of Common Stock currently authorized under its Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), to permit the full conversion of Series E Stock into shares of Common Stock in accordance with the terms applicable to the Series E Stock, Acquisition Sub intends to purchase at least 22,101 shares of Common Stock in the open market at prevailing prices in order to obtain at least 90% Ownership. The amount and timing of any of such open market purchases will depend on market conditions, share prices and other factors. If Acquisition Sub is successful in obtaining 90% Ownership through the purchase of shares of Common Stock in the open market, it will proceed to effect the Merger (as defined herein) as described below in
Item 4.

      If Acquisition Sub is not successful in obtaining 90% Ownership through the purchase of shares of Common Stock in the open market, Acquisition Sub intends to enforce its rights under the terms applicable to the Series E Stock and require the Company to amend the Certificate of Incorporation to increase the number of authorized shares of Common Stock to permit the conversion of additional shares of Series E Stock into shares of Common Stock. Such amendment to the Certificate of Incorporation would require the approval of the Company's Board of Directors (the "Board") and stockholders. Acquisition Sub believes that it would be able to obtain approval of the Board since the Board previously approved the issuance of the Series E Stock which, by its terms, obligates that Company to reserve sufficient shares of Common Stock to provide for the conversion of all issued and outstanding shares of Series E Stock. Since Acquisition Sub will hold more than 50% of the issued and outstanding shares of Common Stock, stockholder approval would be assured.

      The funds to be used for the Merger Consideration (as defined herein) (approximately $600,000) and to pay certain costs and expenses related to the Merger will be paid by Abaco or affiliated companies from its or their existing funds, including working capital and resources or loaned by them from such resources to Acquisition Sub to enable it, or, after the Merger, the Company to make such payments.


ITEM 4. PURPOSE OF TRANSACTION.

      The purpose of the Transactions (as defined herein) is to enable Acquisition Sub to acquire complete ownership of all of the equity interests of the Company. Abaco currently own 4,625,788 shares of the Company's Common Stock, which represents 69.6% of the issued and outstanding shares of Common Stock, and all of the issued and outstanding shares of Preferred Stock. Abaco intends to contribute to the capital of Holdings all of the shares of Common Stock and Preferred Stock owned by it. Holdings, in turn, intends to contribute such shares to the capital of Acquisition Sub.

      Acquisition Sub intends to acquire 90% Ownership and thereafter to effect a short-form merger (the "Merger") of Acquisition Sub into the Company pursuant to Section 253 of the General Corporation Law of the State of Delaware (the "DGCL"). Acquisition Sub intends to obtain 90% Ownership by converting 12 shares of the Series E Stock held by it into approximately 13,333,333 shares of Common Stock in accordance with the terms applicable to the Series E Stock. Following this conversion, Acquisition Sub will hold approximately 89.9% of the issued and outstanding shares of Common Stock. Since the Company does not have a sufficient number of shares of Common Stock currently authorized under its Certificate of Incorporation to permit the full conversion of additional shares of Series E Stock into shares of Common Stock in accordance with the terms applicable to the Series E Stock, Acquisition Sub intends to purchase at least 22,101 shares of Common Stock in the open market at prevailing prices in order to obtain 90% Ownership. The amount and timing of any of such open market purchases will depend on market conditions, share prices and other factors. If Acquisition Sub is successful in obtaining 90% Ownership through the purchase of shares of Common Stock in the open market, it will proceed to effect the Merger as described herein.

      If Acquisition Sub is not successful in obtaining 90% Ownership through the purchase of shares of Common Stock in the open market, Acquisition Sub intends to enforce its rights under the terms applicable to the Series E Stock and require the Company to amend the Certificate of Incorporation to increase the number of authorized shares of Common Stock to permit the conversion of additional shares of Series E Stock into shares of Common Stock. Such amendment to the Certificate of Incorporation would require the approval of the Company's Board and stockholders. Acquisition Sub believes that it would be able to obtain approval of the Board since the Board previously approved the issuance of the Series E Stock which, by its terms, obligates that Company to reserve sufficient shares of Common Stock to provide for the conversion of all issued and outstanding shares of Series E Stock. Since Acquisition Sub will hold more than 50% of the issued and outstanding shares of Common Stock, stockholder approval would be assured.

     Promptly following the obtaining of 90% Ownership, Acquisition Sub intends to effect the Merger by filing the Certificate of Ownership and Merger (the "Certificate of Merger"), with the Secretary of State of the State of Delaware (the date of such filing being hereinafter called the "Effective Date"). A copy of the form of Certificate of Merger is attached as Annex 1 to the Notice and Information Statement filed on Schedule 14C, which is incorporated herein by reference as Exhibit 12.

      On the Effective Date, Acquisition Sub will be merged into the Company, with the Company as the surviving corporation and each share of Common Stock issued and outstanding prior to the Merger, other than issued and outstanding shares of Common Stock held by Acquisition Sub (the "Unaffiliated Shares") will, by virtue of the Merger, be converted into the right to receive $ 0.30 in cash, without interest (the "Merger Consideration"), subject to the rights of holders of Unaffiliated Shares (the "Unaffiliated Stockholders") ("Dissenting Stockholders") to perfect dissenters' rights in accordance with Delaware law ("Dissenters' Rights"). On the Effective Date, the issued and outstanding shares of Common Stock of Acquisition Sub will be cancelled and the issued and outstanding shares of capital stock of Acquisition Sub held by Holdings will be converted into an aggregate of 50,000 shares of Common Stock. Accordingly, after the Merger, all of the issued and outstanding shares of Common Stock will be owned by Holdings. As a result of the Transactions, it is expected that the Company will take steps to have the Common Stock delisted on the New York Stock Exchange and to deregister the Common Stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following such delisting and deregistration, the Company will no longer be subject to the reporting requirements of the NYSE or the Exchange Act.

      The conversion of the shares of Series E Stock, the purchase of issued and outstanding shares of Common Stock in the open market, the amendment of the Certificate of Incorporation (if required) and the Merger are hereinafter collectively referred to as the "Transactions."

      Following the Transactions, Abaco will consider various ways in which to assist the Company in implementing its strategic plans to reduce costs. Abaco may consolidate the operations of the Company or its subsidiaries with affiliated companies of Abaco, including Abaco International Corporation, a wholly-owned subsidiary of Abaco ("AIC"). Until the third quarter of 1996, AIC was a broker-dealer registered with the National Association of Securities Dealers, Inc., based in New York, New York. Other than the foregoing, Abaco has no current plans or proposals that would relate to, or result in, any extraordinary corporate transaction involving the Company after the Transactions, such as merger, reorganization or liquidation involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or any other material change in the Company's business, corporate structure, personnel or policies regarding the payment of dividends. While Abaco does not have any further present intention to sell or transfer any material amount of assets of the Company, Abaco's plans may change at any time, and Abaco may in the future elect to cause the Company to sell, transfer or otherwise dispose of all or any portion of the assets of the Company to Abaco or any one or more of its affiliates or to any other parties as warranted by future conditions. Abaco may also, as warranted in light of future conditions, cause changes to the Company's dividend policy, indebtedness or capitalization, including the payment of dividends and repayment of indebtedness to affiliates.

      Pursuant to the terms of the Certificate of Merger, the Bylaws of the Company will be replaced with the bylaws of Acquisition Sub. As a result, the classification and required composition of the Board will be eliminated.

      Following the Merger, it is expected that only the directors of the Company affiliated with Abaco immediately prior to the Merger will continue to serve as directors of the Company. The officers of the Company immediately prior to the Merger will be the officers of the Company.

     The foregoing summary of the Transactions is qualified in its entirety by reference to the copy of the Notice and Information Statement filed on Schedule 14C and Schedule 13e-3 Transaction Statement, which are incorporated herein by reference as Exhibits 12 and 13, respectively.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of February 4, 1997, Abaco beneficially owned an aggregate amount of 4,625,788 shares of Common Stock. Based upon the most recently available filing by the Company with the Commission, an aggregate of 6,645,802 shares of Common Stock are presently outstanding. Accordingly, Abaco beneficially owns approximately 69.6% of the outstanding Common Stock.

      Due to its direct ownership of Abaco, Parent beneficially owns such shares.

      With regard to each executive officer and director of Parent, Abaco, Holdings and Acquisition Sub, no Common Stock is held by such individuals.

      (b) Abaco has the power to vote and the power to dispose of the aggregate number of shares of Common Stock reported herein as beneficially owned by it and, due to its direct ownership of Abaco, Parent has the power to cause Abaco to exercise or refrain from exercising such power.

      (c-e) Disclosure under these items is not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      See Item 4.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      12.   Schedule 14C -  Information  Required in  Information  Statement and
            Schedule 14C Information filed by Parent, Abaco, Holdings and Acquisition Sub with the Commission on February 4, 1997, which is incorporated herein by reference.

      13. Schedule 13e-3 - Rule 13e-3 Transaction Statement filed by Parent, Abaco, Holdings and Acquisition Sub with the Commission on February 4, 1997, which is incorporated herein by reference.

                                      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 4, 1997             ABACO GRUPO FINANCIERO, S.A. DE C.V.



                                    By: /S/ FRANCISCO E. QUINTANILLA
                                        ------------------------------------
                                    Name:  Franciso E. Quintanilla
                                    Title:    Director of Financial Controls

                                      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 4, 1997             ABACO CASA DE BOLSA, S.A. DE C.V.,
                                    ABACO GRUPO FINANCIERO



                                    By: /S/ FRANCISCO E. QUINTANILLA
                                       -------------------------------------
                                    Name:  Francisco E. Quintanilla
                                    Title:    Director of Financial Controls

                                      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 4, 1997                   R & R CAPITAL HOLDINGS, INC.



                                          By: /S/ JORGE LANKENAU ROCHA
                                             --------------------------
                                          Name:  Jorge Lankenau Rocha
                                          Title:    President

                                      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 4, 1997                   R & R CAPITAL ACQUISITION CORP.



                                          By: /S/ JORGE LANKENAU ROCHA
                                             --------------------------
                                          Name:  Jorge Lankenau Rocha
                                          Title:    President

                                     SCHEDULE A

                 EXECUTIVE OFFICERS AND DIRECTORS OF PARENT, ABACO,
                           HOLDINGS AND ACQUISITION SUB

      The name, residence or business address, present principal occupation or employment and citizenship of each executive officer and director of Parent, Abaco, Holdings and Acquisition Sub are set forth below:


NAME AND POSITION               RESIDENCE OR BUSINESS ADDRESS      CITIZENSHIP

Jorge Lankenau Rocha            Ave. San Jeronimo 999 Pte.          Mexico
Chairman of the Board of        Monterrey, N.L. 64640 Mexico
Parent and Abaco; Chief
Executive Officer of Confia,
S.A.; Director and President
of Holdings; Director and
President of Acquisition
Sub

Jose Maiz Mier                 Matamoros Ote. 506 Altos             Mexico
Director of Parent and         Centro Monterrey, N.L., 64000
Abaco; Chief Executive         Mexico
Officer of Constructora Maiz
Mier, S.A. de C.V.

Alejandro Junco de la Vega     Washington 629 Ote. Centro           Mexico
Director of Parent and         Monterrey, N.L., 64000
Abaco; Chief Executive         Mexico
Officer of Editora El Sol
S.A.

Enrique Garcia Gamez           Ave. Ruiz Cortinex 257, Pte.          Mexico
Director of Parent and         Monterrey, N.L. 64290
Abaco; President of Agro       Mexico
Servicios Ragasa, S.A. de
C.V.

Fernando Canales Clariond      Ave. Munich 175                       Mexico
Director of Parent and         Col. Cuauhtemoc
Abaco; Vice Chairman and       San Nicolas de los Garza,
Executive Vice President of    N.L. 64450 Mexico
Grupo Imsa, S.A. de C.V.

Julio Escamez Ferreiro         Dr. Martinez 112, Desp.6              Mexico
Director of Parent and         Col. Los Doctores
Abaco; Chairman of the         Monterrey, N.L. 64710
Board of Consorcio             Mexico
Industrial de Exportacion,
S.A.

Eduardo Leano Espinosa         Loma Larga 3888, letra A,             Mexico
Director of Parent and         Col. Villa Universitaria
Abaco; Assistant Director of   Zapopan, Jalisco 45110
Universidad Autonoma de        Mexico
Guadalajara, A.C.

Ignacio Santos de Hoyos        Ave. Lazaro Cardenas 2475             Mexico
Director of Parent and         Pte., Resid. San Agustin
Abaco; President of Grupo      Garza Garcia, N.L. 66260
Inmobiliario Mexico, S.A.      Mexico

Mauricio Fernandez Garza       Ave. Lazaro Cardenas 2400             Mexico
Director of Parent and         Pte., Resid. San Agustin
Abaco; Chief Executive         Garza Garcia, N.L. 66220
Officer of Comercializadora    Mexico
de Puros

Jose Maiz Garcia               Matamoros Ote. 506 Altos              Mexico
Director of Parent and         Monterrey, N.L. 64000
Abaco; General Manager of      Mexico
Constructora Maiz Mier,
S.A. de C.V.

Rodrigo Padilla Olvera         Ave. San Jeronimo 999 Pte.            Mexico
Director of Parent and         Monterrey, N.L. 64640
Abaco; President of Grupo      Mexico
SAC, S.A. de C.V.;
President of Industrias
Delmex, S.A. de C.V.

David Rocha Prieto             105 Furr                           United States
Director of Parent and         San Antonio, Texas 78201
Abaco                          EUA

Gerardo Ruiz Montemayor        Ave. Cuauhtemoc 103                   Mexico
Alternate Director of Abaco;   Santa Catarina, N.L. 66350
Chief Executive Officer of     Mexico
Lamina Despliegada, S.A.
de C.V.

Sergio Reyes Retana            Paseo de la Reforma 450               Mexico
Alternate Director of Parent   Sur, Col. Juarez
and Abaco; Director of         Mexico, D.F. 06600
Regional Branches of
Confia, S.A.

Alejandro Garcia Gamez         Ave. Ruiz Cortinez 257 Pte.           Mexico
Alternate Director of Parent   Monterrey, N.L. 64290
and Abaco; Vice President      Mexico
Operations of Raul Garcia y
Cia, S.A. de C.V.

Reynelle Cornish Gonzalez      Ave. San Jeronimo 999 Pte.            Mexico
Director of Parent and         Monterrey, N.L. 64640
Alternate of Abaco; Manager    Mexico
of certain subsidiaries of
Parent

Fernando Valdes Medina         Ave. San Jeronimo 999 Pte.            Mexico
Alternate Director of Parent   Monterrey, N.L. 64640
and Abaco; Chief Financial     Mexico
Officer of certain
subsidiaries of Parent

Juan Jose Leano                Ave. Patria 1201                      Mexico
Alternate Director of Parent   Guadalajara, Jalisco 45110
and Abaco; Assistant           Mexico
Director of Special Projects
of Universidad Autonoma de
Guadalajara, A.C.

Alberto Fernandez Garza        Industrias 1200 Pte.                  Mexico
Alternate Director of Parent   Col. Bellavista
and Abaco; Chairman of the     Monterrey, N.L. 64410
Board of PYOSA, S.A. de        Mexico
C.V.

Ernesto Guzman Valdes          Ave. San Jeronimo 999 Pte.            Mexico
Alternate Director of Parent;  Monterrey, N.L. 64640
Director of Abaco; Chief       Mexico
Executive Officer of Abaco

Jorge A. Garcia Garza          Ave. San Jeronimo 999 Pte.            Mexico
Alternate Director of Parent   Monterrey, N.L. 64640
and Abaco; General Counsel     Mexico
and Secretary of Parent and
Abaco

Jesus Elizondo Lopez           Lic. Pedro Velez 2425 Col. Progreso   Mexico
Director of Parent and         Monterrey, N.L. 64420
Abaco; Chief Executive         Mexico
Officer of Centro de Carnes
San Francisco, S.A. de C.V.

Luis Felipe Salas Benavides    Jesus Cantu Leal 1528 Sur,            Mexico
Director of Parent and         Col. Cerro de la Silla
Abaco; Executive Vice          Monterrey, N.L. 64810
President of Farmacias         Mexico
Benavides, S.A. de C.V.

Marcelo Canales Clariond       Ave Munich 175, Col. Cuauhtemoc       Mexico
Director of Parent and         San Nicolas de los Garza,
Abaco; Vice President for      N.L. 64450, Mexico
Planning and Finance of
Grupo IMSA, S.A. de C.V.

Eduardo Camarena Legaspi       Ave. San Jeronimo 999 Pte.            Mexico
Director of Parent and         Monterrey, N.L. 64640
Abaco; Director of             Mexico
International Operations of
Parent and Confia, S.A.

Eduardo Garza T. Fernandez     Valentin G. Rivero 127                Mexico
Director of Parent and         Col. Los Trevino
Abaco; President of            Santa Catarina, N.L. 66335
Fabricaciones y                Mexico
Representaciones
Industriales, S.A. de C.V.

Enrique Mouret Benavides       Jesus Cantu Leal 1528 Sur             Mexico
Alternate Director of Parent   Col. Cerro de la Silla
and Abaco, Chief Executive     Monterrey, N.L. 64810
Officer of FAR-BEN, S.A.       Mexico
de C.V.

Rafael Alonso y Prieto         Ave. San Jeronimo 999 Pte.            Mexico
Alternate Director of Parent   Monterrey, N.L. 64640
and Abaco; Assistant Chief     Mexico
Executive Officer of Abaco

Alberto Elizondo Trevino       Ave. Lazaro Cardenas 2400 Pte.        Mexico
Alternate Director of Parent   Desp. PD16
and Abaco; Independent         Garza Garcia, N.L. 66220
Technical and Administrative   Mexico
Consultant

Jesus Gonzalez Elizondo        Presidente Masarik 169                Mexico
Director of Abaco; Chief       Col. Polanco Mexico, D.F. 11570
Executive Officer, Salinas Y   Mexico
Rocha, S.A. de C.V.

Manuel Turrent Diaz            Kilometro 30 1/2 de la Carr. Mex-Oro  Mexico
Director of Abaco; President   Fracc. Hacienda del Parque
of Desarrollo Programado,      Cuautitian Izcall, Edo de Mex 54769
S.A. de C.V.

Jose Ma. Garza Ponce           Zaragoza 1000 Sur, Mezz 1             Mexico
Director of Parent and         Monterrey, N.L.
Abaco; Chairman of the         Mexico
Board of Constructora Garza
Ponce, S.A. de C.V.

Salvador Martinez Garza        Montenegro 2337                       Mexico
Director of Parent and         Col. Moderna
Abaco; Chief Executive         Guadalajara, Jalisco 44100
Officer of Mexicana de         Mexico
Lubricantes, S.A. de C.V.

Gustavo Gonzalez Garcia        Guerrero Norte 3530                   Mexico
Director of Parent and         Col. Norte
Alternate of Abaco; Chief      Monterrey, N.L. 64500
Executive officer of           Mexico
Autolineas Mexicanas, S.A.
de C.V.

Oscar Villarreal Aguero        Kilometro 30 1/2 de la Carr. Mex-Oro  Mexico
Alternate Director of Abaco;   Hacienda Sierra Vieja 2
Chief Executive Officer of     Fracc. Hacienda del Parque
Desarrollo Programado,         Cuautitian Izcall, Edo de Mex 54769
S.A. de C.V.

Jose Ma. Garza Trevino         Zaragoza 1000 Sur                     Mexico
Alternate Director of Parent   Mezz 1
and Abaco; Chief Executive     Monterrey, N.L.
Officer of Constructora        Mexico
Garza Ponce, S.A. de C.V.

Francisco Vizcaino Gutierrez   La Luna 2495                          Mexico
Alternate Director of Parent   Col. Jardines del Bosque
and Abaco; President of Sea    Guadalajara, Jalisco 44520
Star Holding Company           Mexico

Jose Roble Flores Fernandez    Ave. San Jeronimo 999 Pte.            Mexico
Alternate Secretary of Parent  Monterrey, N.L. 64640
and Abaco; Legal Counsel of    Mexico
Parent and Abaco

Enrique Marcos Giacoman        Padre Mier 167 Pte.                   Mexico
Alternate Director of Parent   Monterrey, N.L. 64000
and Abaco; General             Mexico
Manager of Tiendas "El Sol"

Federico Richardson Lamas      Ave. San Jeronimo 999 Pte.            Mexico
Alternate Director of Parent   Monterrey, N.L. 64640 Mexico
and Abaco

Ismael Garza T. Gonzalez       Juan I. Ramon 506 Ote. Desp. 300      Mexico
Alternate Director of Parent   Monterrey, N.L.
                               Mexico

Juan Zurita Lagunes            Amazonas 240, Desp. 10,               Mexico
Director of Parent;            Col. Del Valle
Chairman of the Board of       Garza Garcia, N.L.
Club Hacienda Tequisqiapan,    Mexico
S.A.

Sergio T. Martinez Arrieta     Ave. San Jeronimo 999 Pte.            Mexico
Alternate Director of Parent,  Edificio Anexo
Partner of Martinez Arrieta    Monterrey, N.L. 64640 Mexico
y Asociados, S.C.

Jose Carlos Villarreal       Ave. San Jeronimo 999 Pte.            Mexico
   Martniz                   Edificio Anexo
Alternate Director of Parent Monterrey, N.L. 64640 Mexico and Abaco; Treasurer and
Chief Financial Officer of
Confia, S.A.

Franciso E. Quintanilla      Montes Rocallosos 505 Sur             Mexico
Director of Financial        Residencial San Agustin
Controls of Parent and       Garza Garcia, N.L. 66260
Abaco; Secretary of          Mexico
Holdings and Acquisition
Sub